No. 82-34703

INVESTOR RELATIONS CONTACT:
Jay Hussey
The Equicom Group Inc.
(416) 815-0700 ext. 225
jhussey@equicomgroup.com


Prima Developments Ltd.
Envirosmart Building Products And Systems

www.primadevelopments.com

FOR IMMEDIATE RELE


03022876

TSX Venture Exchange Symbol: PID

GLOBAL MARKETING AGREEMENT

Vancouver, British Columbia, June 5, 2003 – Prima Developments Ltd. (TSX Venture - PID), has entered negotiations with an international marketing group for the world wide marketing rights to the proprietary product line, known as Ceramic Insulcoat R:E Paint and Coating Systems.

Successful completion of this agreement would provide rapid access to the growing global paint and coatings market which exceeds 85 billion USD annually.

About Prima
Prima Developments, through its wholly-owned subsidiary Envirocoat Technologies Inc. (ETI), is the global owner, producer and distributor of the high performance Ceramic InsulCoat R:E Paint & Coating Systems. This system is a high quality, long lasting surface finish, which adds a thermal enhancement to all substrates thereby saving energy in addition to protecting and beatifying. ETI is a world leader in the production of ceramic filled paints and coatings and has been manufacturing since 1960. All products are manufactured under the strict quality assurance program of ISO 9002.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release.

For more information, please contact:

Jay Hussey
Investor Relations
The Equicom Group Inc.
(416) 815-0700 ext. 225 phone
(416) 815-0080 fax
e-mail: jhussey@equicomgroup.com

Roland Langset
President and CEO
Prima Developments Ltd.
(604) 532-5311 phone
(604) 532-5377 fax
e-mail: rlangset@primadevelopments.com

No. 82-34703

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Prima Developments Ltd.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 5 | |

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [✓] NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 23/05/03

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Langset

GIVEN NAMES: Roland

NO.: 200 STREET: 20351 Duncan Way APT:

CITY: Langley

PROV.: B.C. POSTAL CODE: V3A 7N3

BUSINESS TELEPHONE NUMBER: 604 - 538 - 6112

BUSINESS FAX NUMBER: 604 - 532 - 5377

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [✓] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [✓] ALBERTA
- [✓] BRITISH COLUMBIA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUÉBEC
- [ ] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY / MONTH / YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	4,765,642	29/05/03	10	200		1.60		4,765,842	3	Commonwealth Enterpris
Common	4,765,842	29/05/03	10	1000		1.45		4,766,842	3	Commonwealth Enterpris
Common	4,766,842	30/05/03	10	300		1.60		4,767,142	3	Commonwealth Enterpris

ATTACHMENT [ ] YES [✓] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [✓] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Roland Langset

SIGNATURE:



DATE OF THE REPORT (DAY / MONTH / YEAR): 06/06/03

Ex

No. 82-34703

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Prima Developments Ltd.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 23/05/03

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Commonwealth Enterprise Fund Inc.

GIVEN NAMES:

NO.: 200 STREET: 20351 Duncan Way APT:

CITY: Langley

PROV.: B.C. POSTAL CODE: V3A 7N3

BUSINESS TELEPHONE NUMBER: 604 532 5311

BUSINESS FAX NUMBER: 604 532 5377

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO

☑ BRITISH COLUMBIA ☐ QUÉBEC

☐ MANITOBA ☐ SASKATCHEWAN

☐ NEWFOUNDLAND

☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	4,765,642	29/05/03	10	200		1.60		4,765,842	1	
Common	4,765,842	29/05/03	10	1000		1.45		4,766,842	1	
Common	4,766,842	30/05/03	10	300		1.60		4,767,142	1	

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Commonwealth Enterprise Fund Inc

SIGNATURE:

DATE OF THE REPORT (DAY / MONTH / YEAR): 06/06/03